SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                            Commission File Number 33-55254-34

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K and Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-
Q and Form 10-QSB   [  ] Form N-SAR

For Period Ended:            March 31, 1997

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant:      MAUI USA INC.

Former Name if applicable:  N/A

               505 FRONT STREET, SUITE 233
     Address of Principal Executive Office (Street and Number)

               LAHAINA, MAUI, HAWAII  96761
     City, State and Zip Code

                                    PART II
                            RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.



                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


     As described on the Current Report on Form 8-K, filed on May 13, 1997, Price Waterhouse LLP declined to stand for re-election as the independent accountants for the Registrant on May 9, 1997. Accordingly, the Registrant engaged Coopers & Lybrand LLP as its new independent accountants as of May 9, 1997. A review of the Registrant's quarterly financial data is encouraged by the SEC as described in the Federal Securities Laws Section 304, paragraph 38,175. In addition, Coopers & Lybrand has an internal policy such that interim filings for all SEC clients must be reviewed. Due to the timing of the engagement of Coopers & Lybrand as the current independent accountants, the review of the Form 10-QSB is still in progress and will not be completed in time for filing by May 15, 1997. It is expected that the review will be completed by May 16, 1997. Accordingly, filing of the Form 10-QSB is anticipated to be no later than Friday, May 23, 1997.



                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

   KEVIN KEOGH, ESQ.              212                  819-8227
         (Name)               (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes  [  ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Coopers & Lybrand LLP is currently discussing the accounting treatment of certain administrative expenses in the prior years with Price Waterhouse. Depending on the results of those discussions, there may be a change in results of operations from March 31, 1996 and the balance sheet as of December 31, 1996. The potential effect to the financial statements from prior periods is currently being investigated and is not determinable at this time.

                                 MAUI USA INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    May 16, 1997                   By: /s/ Myron O. Kirkeby
                                            Myron O. Kirkeby
                                            President, Chief Executive
                                            Officer and Treasurer